                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 2001,

                                       OR

     |_| TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ______ to _____.

                          Commission file number 1-313


                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the Plan)


   THE LAMSON & SESSIONS CO., 25701 Science Park Drive, Cleveland, Ohio 44122
--------------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

================================================================================










                            THE LAMSON & SESSIONS CO.
                              DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

















                              MOORE STEPHENS APPLE
                          CERTIFIED PUBLIC ACCOUNTANTS







================================================================================

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


                                TABLE OF CONTENTS

                                                                         Page

Independent Auditors' Report                                               4

Financial Statements

         Statements of Net Assets Available for Benefits
                  - Modified Cash Basis                                    6

         Statements of Changes in Net Assets Available for Benefits
                  - Modified Cash Basis                                    7

Notes to the Financial Statements                                          8

Schedule of Assets Held for Investment Purposes at Year End               16

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors
The Lamson & Sessions Co.

We have audited the accompanying statements of net assets available for benefits
- modified cash basis of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2001 and 2000, and changes in its net assets available for benefits for the year then ended in conformity with the modified cash basis of accounting.

As described in Note B, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2001 and 2000, were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Moore Stephens Apple
Westlake, Ohio
May 29, 2002

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MODIFIED CASH BASIS
--------------------------------------------------------------------------------


                                    DECEMBER 31,             2001                    2000
                                                      -----------------       ------------------

           ASSETS

CASH                                                       $    13,654              $    17,432

INVESTMENTS, AT FAIR VALUE:
    Mutual funds                                            25,838,137               26,737,880
    Cash value of life insurance                               137,722                  126,263
    Lamson & Sessions Company stock                          1,579,720                1,206,387
                                                      -----------------       ------------------
                                                            27,555,579               28,070,530
                                                      -----------------       ------------------

RECEIVABLES:
    Employer's contribution                                     35,636                  433,714
    Participant's contributions                                 72,693                   72,340
    Participant loans                                          659,854                  657,395
    Other                                                        6,826                   23,348
                                                      -----------------       ------------------
                                                               775,009                1,186,797
                                                      -----------------       ------------------

        Total Assets                                        28,344,242               29,274,759
                                                      -----------------       ------------------

             LIABILITIES

    Accounts payable                                            15,529                   17,479
                                                      -----------------       ------------------

NET ASSETS AVAILABLE FOR BENEFITS                          $28,328,713              $29,257,280
                                                      =================       ==================








--------------------------------------------------------------------------------
    The accompanying notes are an integral part of these financial statements

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- MODIFIED CASH BASIS
--------------------------------------------------------------------------------

                                  YEARS ENDED DECEMBER 31,              2001                     2000
                                                                -------------------      -------------------

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
        Interest and dividends                                         $   894,528              $ 1,686,125
                                                                -------------------      -------------------

    Contributions
        Employee salary deferrals                                        2,157,804                2,101,997
        Employer matching and profit sharing                             1,008,775                1,402,030
        Rollover contributions                                              19,709                   27,551
                                                                -------------------      -------------------
                                                                         3,186,288                3,531,578
                                                                -------------------      -------------------
           TOTAL ADDITIONS                                               4,080,816                3,984,876
                                                                -------------------      -------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants                                        2,360,343                2,425,000
    Net depreciation in fair value of investments                        2,641,606                1,232,827
    Insurance premiums                                                       7,434                    9,587
                                                                -------------------      -------------------
        TOTAL DEDUCTIONS                                                 5,009,383                2,434,587
                                                                -------------------      -------------------

           NET INCREASE (DECREASE) IN NET ASSETS                         (928,567)                1,550,289

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                                   29,257,280               27,706,991
                                                                -------------------      -------------------

    END OF YEAR                                                        $28,328,713              $29,257,280
                                                                ===================      ===================











--------------------------------------------------------------------------------
    The accompanying notes are an integral part of these financial statements

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE A - DESCRIPTION OF PLAN

     The following description of The Lamson & Sessions Co. (the Company) Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the plan's provisions.

     1. GENERAL

     The Plan is a defined contribution plan covering substantially all employees of the Company. Employees are eligible to participate in the plan on the first day of the calendar quarter after which they have attained the age of 21 and completed one-half (1/2) year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan's administrator. The 401(k) Company is the Plan's record keeper. The Plan's custodian is the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation which was acquired by Credit Suisse First Boston in November, 2000 (Pershing).

     2. CONTRIBUTIONS

     Each year, participants contribute 1% to 15% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes a matching contribution equal to 50% of the participant's contribution, not to exceed 6% of the participant's compensation for any plan year.

     Effective January 1, 2000 for each salaried participant for whom a salary reduction contribution has been made, the employer shall also contribute an additional matching contribution equal to 25% of such salary reduction contribution, up to the first 6% of the participant's contribution. This additional contribution is required to be contributed or initially invested in the Lamson & Sessions Stock Fund. Immediately following such contribution or initial investment in stock, the participant shall have the ongoing option to redirect the investment of such matching contributions among the investment options available under the Plan.

     In addition, the Company can make a discretionary matching contribution. A participant is eligible to receive the contributions if they were employed with the Company on the last day of the Plan year for which the contribution is made and they have completed one year of service during the Plan year.

--------------------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE A - DESCRIPTION OF PLAN - CONTINUED

     3. PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions and earnings on those contributions. Forfeitures due to the distribution of a participant's account before the participant has become fully vested reduce subsequent company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Participants may direct their individual account balances as of December 31, 2001 among the following investment options:

          Bond Fund of America - This fund seeks a high level of current income consistent with preservation of capital by investing primarily in high quality corporate bonds and U.S. government securities.

          EuroPacific Growth Fund - A foreign stock fund that seeks long-term capital appreciation by investing in companies located outside the United States.

          Stable Value Fund - This fund seeks to produce consistent, positive returns for investors while preserving principal and maintaining liquidity.

          Templeton Developing Markets Fund - An emerging market stock fund that seeks long-term capital appreciation by investing in stocks of issuers in countries with developing markets.

          Fundamental Investors Fund - A large company value fund that invests primarily in large company stocks or investments that are convertible to stock. It seeks both long term growth of capital and current income.

          Franklin Balance Sheet Investment Fund - A small company value fund that seeks capital appreciation primarily through investment in securities that the fund's manager believes are undervalued in the marketplace.

          Franklin Real Estate Securities - A specialty real estate fund that seeks to maximize total return by investing in real estate securities.

          Lord Abbett Developing Growth A Fund - A small company growth fund that seeks long-term capital growth by investing in stocks of companies with dramatic growth potential.

--------------------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE A - DESCRIPTION OF PLAN - CONTINUED

          Fidelity Advisor Equity Growth Fund - This fund seeks to achieve capital appreciation by investing primarily in common stock of companies with above-average characteristics.

          Putnam International Voyager Fund - This fund seeks long-term capital appreciation by investing primarily in equity securities of small and mid-capitalization companies whose principle place of business is located outside of the United States or whose securities are principally traded on foreign markets.

          Lamson & Sessions Stock Fund - Funds are invested in common stock of the The Lamson & Sessions Co. The Fund's objective is to provide investment returns linked to Lamson & Sessions' long-term capital appreciation and offer employees a convenient way to invest in Lamson & Sessions' stock.

     In addition, subject to the terms of the Plan, participants with sufficient vested balances may borrow from their fund accounts. Participant loans are an additional investment option under the terms of the Plan.

     Prior to January 1, 1998, the Plan also offered participants the option to invest in life insurance. Participants with portions of their accounts invested in life insurance at January 1, 1998 have the option of keeping the insurance in place, but additional investments in insurance are no longer permitted.

     4. VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on Years of Service as defined by plan provisions. A participant is fully vested after five years.



--------------------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE A - DESCRIPTION OF PLAN - CONTINUED

     5. PARTICIPANT LOANS RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years unless the proceeds are used to acquire a home. Such loans can be repaid over a maximum of fifteen (15) years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the trustees on the date the loan is made. Interest rates currently charged on outstanding balances range from 7.25 percent to 11.58 percent.

     6. PAYMENT OF BENEFITS

     Benefits upon retirement, death or other termination of employment may be paid either in a lump sum or in periodic payments. Withdrawals from a participant's account may be made prior to termination, subject to certain restrictions.

     7. PLAN EXPENSES

     The Lamson & Sessions Co. absorbs all costs to administer the Plan.

     8. FORFEITURES

     Forfeited nonvested accounts are used to reduce employer contributions. In 2001 and 2000, the amount of forfeited nonvested accounts which were applied to reduce such contributions were $36,980 and $34,031, respectively.



--------------------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE B - SUMMARY OF ACCOUNTING POLICIES

     1. BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the modified cash basis of accounting. Under this basis, contributions which are withheld by the plan sponsor but not allocated to participant accounts at year end are recorded as a receivable. In addition pending trades and certain withholdings are included in accrued expenses.

     2. INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at their outstanding principal balance. Life insurance contracts are valued at cash value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.

     3. PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     4. USE OF ESTIMATES

     The preparation of financial statements, in conformity with the modified cash basis of accounting, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.



--------------------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE C - INVESTMENTS

     The following table presents investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                                                2001                  2000
                                                                                ----                  ----

          Bond Fund of America                                       $       3,414,059     $       2,304,860
          EuroPacific Growth Fund                                            1,994,976             1,590,446
          Stable Value Fund                                                  5,052,560             4,567,769
          Fundamental Investors                                              5,511,630             6,263,171
          Franklin Balance Sheet Investment Fund                             2,091,192             2,587,268
          Franklin Real Estate Securities                                    1,221,222             1,499,243
          Lord Abbett Developing Growth A                                    1,446,351             1,937,332
          Fidelity Advisor Equity Growth Fund                                4,241,977             4,725,021
          Lamson &Sessions Company Stock Fund                                1,579,720             1,206,387
          Other                                                              1,001,892             1,389,033
                                                                     -----------------     -----------------

                                                                     $      27,555,579     $      28,070,530
                                                                     =================     =================

          During 2001 and 2000, the Plan's investments, including investments bought, sold and held during the year, depreciated in value by $2,641,606 and $1,232,827 respectively, as follows:


                                                                           2001                   2000
                                                                           ----                   ----

          Mutual funds at fair value as determined
          by quoted market prices.                                   $      (1,931,602)    $      (1,792,351)

          Life insurance contracts at cash value.                               11,459                19,848

          The Lamson & Sessions Co. stock at
          fair value as determined by quoted market
          prices.                                                             (721,463)              539,676
                                                                     ------------------    -----------------

                                                                     $      (2,641,606)    $      (1,232,827)
                                                                     ==================    ==================



--------------------------------------------------------------------------------

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                           DECEMBER 31, 2001 AND 2000

NOTE D - TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1996, that the plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated effective January 1, 2001 in accordance with the Uruguay Round Agreements Act (GATT), the Taxpayer Relief Act of 1997, the Reemployment Rights Act of 1994 (USERRA), the Internal Revenue Service Restructuring and Reform Act of 1998 and the Small Business Job Protection Act of 1996(SBJPA). The Plan received a favorable determination letter with respect to these amendments dated May 7, 2002.

NOTE E - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

NOTE F - RELATED PARTY TRANSACTIONS

     The Lamson & Sessions Stock Fund invests in Lamson & Sessions Co. common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund purchases shares of Lamson & Sessions Co. common stock on the open market at open market prices. Transactions in the fund qualify as party-in-interest transactions.




--------------------------------------------------------------------------------

================================================================================

                            SUPPLEMENTAL INFORMATION

================================================================================

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
YEAR END                      EIN: 34-0349210                         PLAN : 028
--------------------------------------------------------------------------------
                               DECEMBER 31, 2001


     COLUMN A                  COLUMN B                                COLUMN C                         COLUMN E
     --------                  --------                                --------                         --------

                        IDENTITY OF ISSUE,
                             BORROWER,
                             LESSOR OR                              DESCRIPTION OF                          CURRENT
                          SIMILAR PARTY                              INVESTMENT(1)                           VALUE
                                                                     -------------                           -----

                    American Funds                 Bond Fund of America                               $    3,414,059

                                                   EuroPacific Growth Fund                                 1,994,976

                                                   Fundamental Investors                                   5,511,630

                    Franklin Templeton             Developing Markets Fund                                   352,699

                                                   Balance Sheet Investment Fund                           2,091,192

                                                   Real Estate Securities                                  1,221,222

                    Fidelity                       Advisor Equity Growth Fund                              4,241,977

                    Lord Abbett                    Developing Growth A                                     1,446,351

                    Invesco                        Stable Value Fund                                       5,052,560

                    New England                    Cash Value of Insurance                                   137,722

                    Putnam                         International Voyager Fund                                511,471

         *          Lamson & Sessions              Stock Fund                                              1,579,720

                    Participant Loans              Participant loans with various rates of
                                                      interest from 7.25% to 11.58% and various
                                                      maturity dates through 2016                            659,854
                                                                                                        -------------

         TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END                                        $   28,215,433
                                                                                                        =============



--------------------------------------------------------------------------------
*Party-In-Interest

(1) Including maturity date, rate of interest, collateral, par or maturity value, where applicable.


--------------------------------------------------------------------------------

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         THE LAMSON & SESSIONS CO.
                                         DEFERRED SAVINGS PLAN


Date: June 20, 2002                      By: /s/ James J. Abel
                                             -------------------------
                                             James J. Abel
                                             Trustee